UNSEEN SOLAR, INC.
505 Camino Elevado
Bonita, CA 91902

November 1, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Pamela Long, Assistant Director
Craig Slivka, Special Counsel
Jessica Dickerson, Staff Attorney

Re:	Unseen Solar, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 4, 2012
File No. 000-54392

Ladies & Gentlemen:

     This letter responds to comments on the above-referenced Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) filed by Unseen Solar, Inc., a Delaware corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2012. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

General

1.

SEC Comment: On October 10, 2012, the staff called the company and asked to speak with Martin Ramos, the person identified in your preliminary proxy statement as your Chief Executive Officer and President. Mr. Henderson, who answered the call, responded that there was no one there by that name. He then stated that he was President. Please advise.

Company Response: The Company respectfully informs the Staff that it is unaware of the identity of Mr. Henderson. The telephone number (619) 247-9630 belongs to Edward F. Meyers II, the Company’s former Director, President, Chief Executive Officer and Chief Financial Officer. The Company has not yet had the opportunity to change the Company’s telephone number, but it intends to do so, and the new number is (63) (927) 845 9129.

2.

SEC Comment: We note that on September 5, 2012, you filed a Form 8-K disclosing the terms of the Stock Purchase Agreement you entered into with Western Water Consultants, Inc. and its shareholders. The Stock Purchase Agreement stipulates that at the closing, the ownership interest of Western’s shareholders in Unseen Solar shall represent approximately 60% of your issued and outstanding shares of common stock.

Securities and Exchange Commission
Division of Corporation Finance
November 1, 2012

Page 2
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You provide similar disclosure on page 6 of your preliminary proxy statement. It appears that after the stock dividend contemplated on page 3 of the preliminary proxy statement, 60% of your issued and outstanding shares of common stock would equal 180 million shares rather than the 4.5 million shares you currently state that Western’s shareholders will have the right to receive. As such, the increase in your authorized shares of common stock appears to be necessary to complete the transaction that is the subject of the Stock Purchase Agreement. Therefore, your preliminary proxy statement must include the information required by Items 11, 13, and 14 of Schedule 14A. Please amend your preliminary proxy statement to include such information. Refer to Note A to Schedule 14A.

Company Response: The Company respectfully informs the Staff that the purpose of the Special Meeting of Stockholders is to amend the Company’s Certificate of Incorporation to increase the number of authorized common stock, as set forth in the Proxy Statement. By increasing the number of available authorized shares of common stock, the Company believes that it will have greater flexibility to issue common stock for possible future financings, stock dividends or distributions, acquisitions, stock option plans, and other proper corporate purposes that may be identified in the future by the Board of Directors, without the possible expense and delay of a special stockholders’ meeting.

In addition, the proposed stock dividend referenced in the Proxy Statement is intended to reward current stockholders of the Company, create a more atypical capital structure conducive to raising future capital from outside investors, and increase the liquidity of the Company’s common stock in the marketplace. The Company respectfully informs the Staff that in accordance with Section 170 of the General Corporation Law of the state of Delaware, the Board of Directors may declare and pay dividends upon the shares of its capital stock without stockholder approval, and that per Section 173 of the General Corporation Law of the state of Delaware, dividends may be paid in cash, in property, or in shares of the corporation’s capital stock. Accordingly, the Company is not seeking stockholder approval for the proposed stock dividend.

The Company’s entrance into the Stock Purchase Agreement with Western Water Consultants, Inc. (“Western”) and its shareholders, and the underlying stock purchase transaction, is one of several opportunities the Company is pursuing in connection with an intent to change the Company’s business direction. In addition, one of the primary drivers behind the stock purchase transaction is so that the Company has a qualifying transaction to report on Form 8-K so that the Company is no longer a “shell company” as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

The Company respectfully informs the Staff that the increase in authorized shares is not a condition to closing the stock purchase transaction with Western, nor is the proposed stock dividend. The increase in authorized shares, the proposed stock dividend and the transaction underlying the Stock Purchase Agreement are not dispositive of, or dependent on, one another. While the stock purchase transaction is subject to certain closing conditions, an increase in the authorized stock is not a closing condition and neither is the proposed stock dividend. The Company can close the stock purchase transaction without an increase in the authorized shares as the Company currently has adequate authorized but unissued shares of common stock to issue a 60% ownership interest to the Western shareholders.

Securities and Exchange Commission
Division of Corporation Finance
November 1, 2012

Page 3
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Furthermore, there is no guarantee that the transaction underlying the Stock Purchase Agreement will close, and regardless of whether the Stock Purchase Agreement closes, the Company would still pursue the increase in authorized shares and also pursue the stock dividend for the reasons set forth above.

As such, the Company believes that Note A of Schedule 14A (and Items 11, 13 and 14) would not apply in this particular instance because the stock purchase transaction is not the reason for the increase in authorized shares or the proposed stock dividend. In other words, in the absence of the Stock Purchase Agreement, the Company would still pursue the increase in authorized shares as set forth in the Proxy Statement.

***

     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of October 26, 2012. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Martin Pastoriza Ramos

Martin Pastoriza Ramos
Chief Executive Officer